Mail Stop 3561

December 22, 2009

D. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

      **Re:    Sanderson Farms, Inc.**
              **File No. 001-14977**
              **Form 10-K:  For the fiscal year ended October 31, 2008**
              **Form 10-Q:  For the quarterly period ended July 31, 2009**
              **Definitive Proxy Statement on Schedule 14A filed January 16, 2009**

Dear Mr. Cockrell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Lyn Shenk
                      Branch Chief